SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         NATIONAL WIRELESS HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Shares of Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    638560102
               ---------------------------------------------------
                                 (CUSIP Number)

                              Laurence S. Zimmerman
                             LHC Communications LLC
                         600 Madison Avenue, 25th Floor
                            New York, New York 10022

                                 with a copy to:
                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 9, 2000
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6

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                                   SCHEDULE 13D

  CUSIP NO. 638560102                                            PAGE 2 OF 6
-----------------------                                      -------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     LAURENCE S. ZIMMERMAN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                             (b) x

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC, PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

       NUMBER OF         7  SOLE VOTING POWER      88,350
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER   160,950(1)
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER    88,350
       REPORTING
        PERSON          10  SHARED DISPOSITIVE POWER   160,950(1)
         WITH


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   249,300(1)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.5%(2)

 14  TYPE OF REPORTING PERSON*
                                       IN

     (1)Includes (a) 159,950 shares owned by Kimlar Consulting Corp., which the Reporting Person controls and of which the Reporting Person and his spouse are the sole stockholders and directors and officers, but which might be deemed to share voting power with the Reporting Person; and (b) an aggregate of 1,000 shares of Common Stock owned by two of the Reporting Person's minor children.
(2)Calculated on the basis of 3,333,000 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2000 (filed on September 14, 2000).

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

           This Amendment No. 1 (the  "Amendment")  amends and  supplements  the
Schedule 13D filed on May 17, 2000 (the "Schedule 13D") on behalf of Laurence S. Zimmerman with respect to the Common Stock, $.01 par value per share (the "Shares"), of National Wireless Holdings Inc., a Delaware corporation (the "Issuer").

Item 3.    Source and Amount of Funds or Other Consideration.
------     -------------------------------------------------
     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     During May and August, 2000 but prior to the sales described in Item 5(c) below, Mr. Zimmerman acquired an additional total of 34,200 Shares for approximately $740,710, using his personal funds; and Mr. Zimmerman's controlled entity, Kimlar Consulting Corp., acquired an additional 17,500 Shares for approximately $340,025, using working capital.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------
     Item 5 of the Schedule 13D is hereby amended and  supplemented  as follows:
(a) and (b)

     See the Information contained in Item 7-13 of the Reporting Person's cover page for the aggregate number and percentage of total outstanding Shares beneficially owned by the Reporting Person.

(c)  The  table  set  forth in  Exhibit  1 hereto  contains  certain information  with  respect to all  transactions  in the Shares  effected  by the
Reporting Person during the past 60 days, consisting of the sale of 66,550 Shares on November 6, 2000, and is incorporated herein by reference. Some other sales had been made after the purchases described in Item 3 above but prior to the sales set forth in Exhibit 1.

Item 7.    Materials to be Filed as Exhibits.
------     ---------------------------------
           Exhibit 1: Sales of Shares by the Reporting Person during the past 60 days.

                                    SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2000
/s/ Laurence S. Zimmerman
--------------------------------------------
Laurence S. Zimmerman

                                    Exhibit 1

        Sales of Shares by Laurence S. Zimmerman during the past 60 days
             (all transactions effected on NASDAQ Small Cap Market)

                                                 PRICE PER SHARE
       DATE          NUMBER OF SHARES SOLD   (AFTER COMMISSIONS AND FEES)
       11/6/00               11,550                      $14.830
       11/6                  15,000                       14.701
       11/6                  10,000                       14.706
       11/6                  20,000                       14.831
       11/6                  10,000                       14.831

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